SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 001-14944

Mad Catz Interactive, Inc.

(Registrant’s name)

141 Adelaide Street West, Suite 400, Toronto, Ontario M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form

20-F  ☒  Form 40-F  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibits

Exhibit 1	Press Release dated June 12, 2003 issued by Mad Catz Interactive, Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2003	MAD CATZ INTERACTIVE, INC.

	By:	/s/ CYRIL TALBOT III
Cyril Talbot III Chief Financial Officer

EXHIBIT 1

Conference Call:	Today, June 12, at 11:00 a.m. EDT
Dial-in numbers:	800/840-6218 (US and CAN) or 212/346-7495 (International)
Webcast:	www.madcatz.com (Select “Investors”)
Replay Information:	See text below

[LOGO]

News Announcement	For Immediate Release

Contact:
Morris Perlis	Nathan Ellingson, Joseph Jaffoni
Mad Catz Interactive, Inc.	Jaffoni & Collins Incorporated
416/368-4449 ext. 239 or mperlis@madcatz.com	212/835-8500 or mcz@jcir.com

MAD CATZ REPORTS FOURTH QUARTER

AND YEAR END FINANCIAL RESULTS

- Fourth Quarter Net Sales Rise 36.8% -

- GameShark Acquisition Adds Software Content to Portfolio of Products -

San Diego, California and Toronto, Ontario, June 12, 2003 – Mad Catz Interactive, Inc. (AMEX/TSE: MCZ), the world’s leading third party video game accessory manufacturer, today announced financial results for the three- and twelve-month periods ended March 31, 2003.

Net sales for the fourth quarter ended March 31, 2003 increased 36.8 percent to $21.6 million from $15.8 million for the same period a year ago. Gross profit for the quarter was $5.9 million, a 79.3 percent increase from $3.3 million during the same period a year ago. For the fiscal 2003 fourth quarter, selling and administrative expenses were $5.4 million, up from $2.6 million a year ago. Selling expenses increased to 15.0 percent of net sales, compared to 8.2 percent for the same period last year. Administrative expenses in the fiscal 2003 fourth quarter increased to 9.8 percent of net sales compared to 8.3 percent of net sales in the fourth quarter of fiscal 2002. EBITDA, defined as earnings before interest, taxes, depreciation and amortization, in the fourth quarter of 2003 was $0.5 million, down from $1.0 million in the fiscal 2002 fourth quarter. A reconciliation of all EBITDA figures included herein, to the Company’s net income on a GAAP basis, is included in the financial tables accompanying this release. Net income for the fourth quarter of 2003 was $0.1 million or breakeven on a per share basis, consistent with the fourth quarter of the prior year.

Net sales for the year ended March 31, 2003, increased 10.0 percent to $91.7 million from $83.3 million in the prior year, with gross profit increasing 13.8 percent to $21.0 million from $18.4 million in fiscal 2002. In fiscal 2003, selling and administrative expenses increased $3.8 million to $16.0 million from $12.2 million in fiscal year 2002. During fiscal 2003, selling expenses increased to 9.5 percent of net sales compared to 8.7 percent for the same period last year while administrative expenses in fiscal 2003 increased to 8.0 percent of net sales

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Mad Catz Interactive, 6/12/03	page 2

compared to 5.9 percent of net sales in fiscal 2002. EBITDA for the year ended March 31, 2003, was $4.9 million, compared with $6.6 million for the year ended March 31, 2002. Net income for full year fiscal 2003 was $1.2 million or $0.02 per share compared to net income of $1.5 million or $0.03 per share in full year fiscal 2002.

Fiscal 2003 Fourth Quarter Highlights:

■	Continued sales growth, net sales up 36.8 percent.
■	US sales growth - 15.0 percent increase.
■	International sales growth - 95.9 percent increase.
■	International sales growth of 98.0 percent excluding PlayStation2 (PS2) memory card sales in both fiscal 2003 and 2002 periods.
■	Canadian sales growth - 628 percent.
■	Gross profit margin was 27.2 percent for the quarter.
■	Continued growth in North American account penetration and SKU penetration.
■	Acquired GameShark brand and popular GameShark web site.
■	Re-launched GameShark website in January.
■	Began shipping GameShark products to retailers in March.
■	Launched full line of products for Nintendo’s Game Boy Advance SP in March.
■	Appointed Cyril Talbot III Chief Financial Officer.
■	Named a Vendor of the Year by Target Corporation.

Commenting on the results, Morris Perlis, President and CEO of Mad Catz Interactive, Inc., stated, “Fiscal 2003 was an important, building year for Mad Catz, as several significant events gave us the opportunity to further assert Mad Catz’ leadership in the third party accessories market. Over the last twelve months the Company broadened its distribution, improved manufacturing efficiencies, continued innovation of new and redesigned products, strengthened its competitive position, acquired the GameShark brand and website, and posted solid fourth quarter results despite slower overall industry performance. I am pleased with the operational, strategic and financial progress made by Mad Catz throughout this period and the manner in which we are positioned going forward.”

Net Sales

Mad Catz outperformed the industry during this period, reporting a 36.8 percent increase in net sales for the three months ended March 31, 2003 compared to the prior year. This is the first quarterly year-on-year comparison without North American PS2 memory card sales in the prior year and demonstrates the strength of the underlying business. The fiscal 2003 fourth quarter marked the first sales contribution from GameShark products to Mad Catz’ net sales. During the quarter, GameShark sales were approximately $0.4 million. This strong fourth quarter performance was a significant factor in the Company’s fiscal 2003 growth of 10 percent over fiscal 2002. Mad Catz’ sales increase reflects its broadened retail distribution and deepened SKU penetration resulting in market share gains from competitors in the United States, in Canada and in Europe.

PlayStation 2 Memory Card License

Mad Catz’ PS2 memory card license for European markets expired in November 2002, however, pursuant to its agreement, sales continued through the fourth quarter of fiscal 2003,

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Mad Catz Interactive, 6/12/03	page 3

with the final sales of this product occurring in April 2003. During the three months ended March 31, 2003 and March 31, 2002, approximately 14.8 percent and 15.7 percent, respectively, of total gross sales were derived from PS2 memory card sales worldwide. During the twelve-month periods ending March 31, 2003 and March 31, 2002, approximately 16.0 percent and 30.4 percent of total gross sales, respectively, were derived from PS2 memory card sales worldwide.

Gross Margins

In the fiscal first quarter of 2003, in response to first party accessory price reductions, Mad Catz absorbed approximately $1.3 million in price protection costs, resulting in a gross margin of approximately 13.3 percent during the period. Responding to the price cuts, Mad Catz’ ability to focus on reducing factory costs and on efficiencies in purchasing restored gross margins to levels of 20 percent and above. This was successfully achieved throughout the remainder of fiscal 2003 with gross margins in the second, third, and fourth quarters at 22 percent or above and a full year gross margin reported at 22.9 percent. The higher gross margin of 27.2 percent reported in the fourth quarter included recording the benefit of improved returned goods processing. Without these adjustments, fiscal 2003 fourth quarter gross margins were in line with those in the fiscal third quarter.

Selling and Administrative Expenses

Fiscal 2003 fourth quarter results reflect higher selling expenses related to cooperative (co-op) advertising costs in some of the Company’s new accounts, particularly Europe, to establish Mad Catz’ brand at these outlets and in the markets they serve. Accordingly, selling expenses in the quarter increased $2.0 million and on a full-year basis, increased $1.4 million. Much of the increased expense was related to front loaded co-op advertising expenses, which are a significant portion of the full year budgets for these accounts, additional costs related to sales growth, and expenses tied to the launch of GameShark. Administrative expenses, including certain legal expenses, among other costs, increased $0.8 million during the fiscal 2003 fourth quarter from the year ago period to 9.8 percent of net sales, versus 8.3 percent of net sales in the fiscal 2002 fourth quarter. Full-year fiscal 2003 administrative costs increased $2.4 million, to $7.3 million or 8.0 percent of net sales.

Inventory

Inventory declined $3.8 million during the fiscal 2003 fourth quarter to $18.4 million from the third quarter ended December 31, 2002. Mad Catz strategically built inventory in the fiscal 2003 second quarter to protect against the West Coast dockworker strike and to capture sales from the exit of a large competitor from the marketplace. Related to increased inventory requirements for supporting sales growth, the European direct distribution initiative and the GameShark product line, Mad Catz’ inventory at March 31, 2003 was approximately $2.5 million higher than at March 31, 2002.

GameShark

In the fiscal 2003 fourth quarter, Mad Catz acquired the GameShark brand, GameShark.com web site and related intellectual property for approximately $5.1 million. One of the most widely recognized brands in the video game industry, GameShark incorporates an “evergreen” software product to the Company’s lineup that can be regularly updated with fresh content from

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Mad Catz Interactive, 6/12/03	page 4

the GameShark website. Mad Catz’ GameShark acquisition positioned the Company as the only one-stop accessory manufacturer in the industry. Early indications have shown that the GameShark2 for PS2 is currently outselling its nearest competitor by as much as a three to one margin.

Mr. Perlis continued “During the fourth quarter, we named Cyril Talbot III our Chief Financial Officer. Cy brings over 25 years of finance experience to his role at Mad Catz and his presence strengthens the depth of our executive management team. We look forward to his contributions to the development of the Company as well as his ability to increase interactions with the financial community.

“At the Electronic Entertainment Exposition (E3), the industry’s largest trade show, Mad Catz once again had a positive response from retailers, gamers, the media, and industry professionals to the Company’s new product introductions. We are excited about the new first party hardware announcements and see unique opportunities to support new products like Sony’s PSP. These new introductions speak to the health of our industry and provide a great avenue for Mad Catz’ continued growth.”

Darren Richardson, President and COO of Mad Catz, Inc. added, “The fourth quarter is particularly notable for the amount of ground covered by Mad Catz. It is a great testament to Mad Catz’ efficiency and design and manufacturing capabilities that the Company was able to complete the GameShark acquisition in January and have product out the door in March, while at the same time coordinating the design, manufacture, and launch of our Game Boy Advance SP products. Both product lines launched late in the fourth quarter and despite the short lead-time and full schedule, Mad Catz was the only company to support GBA SP with a full line of accessories at its launch.

“Looking at fiscal 2004, we are excited about the new products introduced at E3 and the universally positive response we received. From the launch of GameShark in March to E3, we have expanded the GameShark line to include a media player for the PS2, announced a publishing deal for GameShark code books, and expanded the GameShark offerings to each of the major consoles and Game Boy Advance SP. Many of our other new products announced at E3 also garnered rave reviews. Particularly popular was the Mad Catz RetroCON controller, a premium compact controller that evokes the design of the classic Nintendo controller. Demonstrating our commitment to producing the best products on the market, a number of our new product introductions were updates to existing products. Updated products included Mad Catz’ Xbox Blaster, which now offers support for high definition televisions, and the Lynx wireless controller for Xbox, which now operates an increased 2.4 gHz radio frequency. The updated Lynx enables us to now ship that product internationally to markets where use of the 900 mHz spectrum is restricted. E3 also marked the introduction of Mad Catz’ first products to support online gaming. This continues to be a quickly growing segment of the industry and as more and more gamers move online, Mad Catz plans to be there to support them. Additionally, we look forward to offering exciting new options later this year for Sony’s recently announced PSX and next year for the PSP.”

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Mad Catz Interactive, 6/12/03	page 5

Business Outlook and Guidance

Reflecting current economic and retail demand uncertainties, the fast changing dynamics of the industry that Mad Catz serves and the Company’s expanded line of offerings, primarily related to innovative new products under the GameShark brand, Mad Catz will not at this time provide formal financial guidance for fiscal 2004. Instead, Mad Catz intends to provide specific details that contribute to an overall understanding of the Company’s financial performance in areas such as retail penetration, product innovation and acceptance, as well as the Company’s perspective on industry trends and developments in its public filings with the appropriate regulatory agencies.

The Company will host a conference call and simultaneous webcast today, June 12, 2003, at 11:00 a.m. EDT. Following its completion, a replay of the call can be accessed for 30 days on the Internet from the Company’s Web site (www.madcatz.com, select “Investors”) or for 2 days via telephone at 800/633-8284 (reservation # 21146917) or, for International callers, at 402/977-9140.

About Mad Catz Interactive, Inc.

Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of high quality, competitively priced accessories for video game consoles and portables, including the industry leading GameShark brand of video game enhancements. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry, with distribution through nine of the top ten U.S. retailers offering interactive entertainment products. With operating headquarters in San Diego, California, Mad Catz has offices in Canada, the U.K. and Asia, as well as distributors in Europe and Australia.

This press release contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting the Company’s current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.

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Mad Catz Interactive, 6/12/03	page 6

MAD CATZ INTERACTIVE, INC.

Consolidated Statements Of Operations (unaudited, $US)

	Three Months Ended March 31,		Twelve Months Ended March 31,
	2003	2002	2003	2002
Net sales	$21,642,358	$15,820,318	$91,657,866	$83,337,134
Cost of sales	15,747,949	12,533,024	70,699,800	64,927,895

Gross profit	5,894,409	3,287,294	20,958,066	18,409,239
Expenses:
Selling expenses	3,242,366	1,289,440	8,683,104	7,276,113
Administrative expenses	2,110,881	1,308,417	7,298,030	4,934,693
Interest expense	516,315	264,025	1,757,860	1,232,123
Depreciation and amortization	279,364	335,940	1,172,784	1,009,936
Other income	(911)	—	(46,936)	—
Foreign exchange (gain) loss	20,222	28	94,220	(60,511)

Total expenses	6,168,237	3,197,850	18,959,062	14,392,354
Income (loss) before income taxes and goodwill charges	(273,828)	89,444	1,999,004	4,016,885
Income tax expense (benefit)	(370,696)	36,086	788,312	1,855,544

Income before goodwill charges	96,868	53,358	1,210,692	2,161,341
Goodwill charges	—	244,118	—	976,665

Income (loss) from continuing operations	$96,868	$(190,760)	$1,210,692	$1,184,676
Gain from discontinued operations	—	302,095	—	302,095

Net income	$96,868	$111,335	$1,210,692	$1,486,771
Retained deficit, beginning of period	$(15,214,870)	$(16,440,029)	$(16,328,694)	$(17,815,465)

Retained deficit, end of period	$(15,118,002)	$(16,328,694)	$(15,118,002)	$(16,328,694)

Income per share before goodwill charges and discontinued operations	$0.00	$0.00	$0.02	$0.04
Income per share on discontinued operations	$0.00	$0.01	$0.00	$0.01
Income (loss) per share on goodwill charges	$0.00	$0.00	$0.00	$(0.02)

Basic net income per share	$0.00	$0.00	$0.02	$0.03

Diluted net income per share	$0.00	$0.00	$0.02	$0.03

Weighted average number of common shares outstanding:
Basic	53,206,719	52,902,992	53,070,890	51,188,889

Diluted	53,340,423	53,513,695	53,689,972	51,956,695

See accompanying notes to the consolidated financial statements

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Mad Catz Interactive, 6/12/03	page 7

MAD CATZ INTERACTIVE, INC.

Condensed Consolidated Balance Sheets ($US)

	March 31, 2003 (unaudited)	March 31, 2002 (audited)
Assets

Current assets:
Cash	$1,234,104	$1,902,966
Accounts receivable	16,530,226	10,276,547
Inventories	18,413,299	15,918,898
Prepaid expenses and deposits	1,032,830	754,261
Current portion of future income tax assets	3,030,550	2,070,835
Income tax receivable	598,137	267,495

	40,839,146	31,191,002
Deferred financing fees	238,649	722,442
Capital assets	1,729,310	1,919,749
Intangible assets	5,046,634	—
Goodwill	17,737,549	16,362,175

	$65,591,288	$50,195,368

Liabilities and Shareholders’ Equity

Current liabilities:
Bank loan	$17,076,993	$4,335,084
Accounts payable and accrued liabilities	16,004,283	16,106,044

	33,081,276	20,441,128
Future tax liabilities	85,829	136,886
Shareholders’ equity:
Capital stock	45,793,085	45,554,910
Retained deficit	(15,118,002)	(16,328,694)
Cumulative translation adjustment	1,749,100	391,138

	32,424,183	29,617,354

	$65,591,288	$50,195,368

See accompanying notes to the consolidated financial statements

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Mad Catz Interactive, 6/12/03	page 8

MAD CATZ INTERACTIVE, INC.

Consolidated Cash Flow Statements (unaudited, $US)

	Three Months Ended March 31,		Twelve Months Ended December 31,
Cash provided by (used in)	2003	2002	2003	2002
Operating activities:
Net income	$96,868	$111,335	$1,210,692	$1,486,771
Adjusted for income from discontinued operations	—	(302,095)	—	(302,095)
Items not involving cash:
Amortization of deferred financing fees	119,325	119,375	483,793	603,465
Foreign exchange losses (gains)	20,222	28	94,220	(60,511)
Depreciation and amortization	279,364	562,614	1,172,784	1,986,601
Future income tax assets and liabilities	(909,089)	276,452	(1,010,772)	143,267
Changes in non-cash operating working capital:
Accounts receivable	16,379,868	17,279,731	(6,122,433)	(3,462,953)
Prepaid expenses and deposits	(135,683)	380,051	(271,969)	(96,663)
Inventories	3,747,677	(3,425,290)	(2,393,654)	(2,411,279)
Accounts payable and accrued liabilities	(5,987,112)	(7,693,731)	(228,863)	7,377,328
Income tax (receivable) payable	(1,260,986)	(1,873,811)	(326,483)	12,027

Cash provided by (used in) continuing operations	12,350,454	5,434,659	(7,392,685)	5,275,958

Cash provided by discontinued operations	—	302,095	—	302,095

Investing activities:
Purchase of capital assets	(98,119)	(396,382)	(939,490)	(1,103,614)
Purchase of intangible assets	(5,082,803)	—	(5,082,803)	—

Cash used in investing activities	(5,180,922)	(396,382)	(6,022,293)	(1,103,614)

Financing activities:
Bank loan	(6,647,529)	(4,293,000)	12,741,909	(4,349,018)
Proceeds from issue of share capital	—	5,283	239,666	367,100

Cash provided by (used in) financing activities	(6,647,529)	(4,287,717)	12,981,575	(3,981,918)

Effects of exchange rate changes on cash	(71,866)	(6,219)	(235,459)	(45,035)
Net increase (decrease) in cash	450,137	1,046,436	(668,862)	447,486
Cash at beginning of period	783,967	856,530	1,902,966	1,455,480

Cash at end of period	$1,234,104	$1,902,966	$1,234,104	$1,902,966

See accompanying notes to the consolidated financial statement

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Mad Catz Interactive, 6/12/03	page 9

MAD CATZ INTERACTIVE, Inc.

Notes to consolidated financial statements

Note 1: BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS

The unaudited interim period consolidated financial statements as at March 31, 2003, have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all disclosures required in annual financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except for the changes disclosed in Notes 3 and 4. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended March 31, 2002.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. (“Mad Catz Canada”), Xencet U.S. Inc., Singapore Holdings Inc., Mad Catz, Inc., FX Unlimited Inc., Madcatz Europe Ltd, Madcatz Ltd, Mad Catz (Asia) Limited and Mad Catz Interactive Asia Ltd.

During the year ended March 31, 2001 the Company adopted a formal plan to dispose of the assets and business operations of its GTI (previously played video game business) and ZapYou.com (internet distribution) business units. As at September 30, 2001, all of the assets of GTI and Zapyou.com had been disposed.

Note 2: FOREIGN EXCHANGE

The United States dollar is the functional currency of the Company’s United States operations. The Canadian dollar is the functional currency of the Company’s Canadian operations, which is translated to United States dollars using the current rate method.

The British Pound is the functional currency of the Company’s UK operations, which is translated to United States dollars using the current rate method.

The Hong Kong Dollar is the functional currency of the Company’s Hong Kong operations, which is translated to United States dollars using the current rate method.

Note 3: GOODWILL AND INTANGIBLE ASSETS

The Company adopted Handbook Section 3062 (“Section 3062”), “Goodwill and Other Intangible Assets”, on April 1, 2002. Section 3062 discontinues the amortization of goodwill and intangible assets with indefinite useful lives. In accordance with Section 3062, beginning April 1, 2002, the Company no longer amortizes goodwill. Instead, the Company will review these assets periodically for impairment in accordance with the provisions of Section 3062. As of September 30, 2002, the Company completed its implementation of Section 3062 and conducted the required transitional impairment tests. The Company determined that it has one reporting unit and that this single reporting unit is the entire company, or Mad Catz Interactive, Inc. This conclusion was reached due to the integrated nature of the operations of Mad Catz Interactive, Inc. and its subsidiaries and the lack of differing economic characteristics between them. The Company conducted the first step of the transitional impairment test using this one reporting unit and concluded that no impairment of goodwill existed as of April 1, 2002.

Net income and earnings per share on a pro forma basis, excluding goodwill amortization expense is as follows if Section 3062 had been adopted on April, 1, 2001:

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Mad Catz Interactive, 6/12/03	page 10

	Three Months Ended March 31		Twelve Months Ended March 31,
	2003	2002	2003	2002
Reported net income	$96,868	$111,335	$1,210,692	$1,486,771
Adjustments:
Amortization of goodwill	—	244,118	—	976,665

Adjusted net income	$96,868	$355,453	$1,210,692	$2,463,436

Basic and diluted earnings per share:
As reported	$0.00	$0.00	$0.02	$0.03
As adjusted	$0.00	$0.01	$0.02	$0.05

On January 21, 2003, the Company acquired the rights to the GameShark brand, intellectual property, and the www.gameshark.com web site from InterAct, a subsidiary of Recoton Corporation, for total cash consideration of $5,082,083. GameShark is the industry leader in video game enhancement software, which enables players to take full advantage of the secret codes, short cuts, hints and cheats incorporated by video game publishers into their game offerings. In connection with the GameShark acquisition, the Company entered into a multi-year technology agreement with Fire International, Ltd. to implement Fire’s technology in the GameShark brand of video game enhancements. For the year ended March 31, 2003, amortization of $36,169 with respect to these assets was recorded.

The acquired intangible assets are summarized as follows:

	Cost	Useful life (years)
Trademarks	$4,111,932	Indefinite
Copyrights	$456,881	5
Website	$513,990	4

	$5,082,803

Note 4: STOCK BASED COMPENSATION

The Company adopted Handbook Section 3870 (“Section 3870”), “Stock-Based Compensation and Other Stock-Based Payments”, on April 1, 2002. Section 3870 is applied prospectively to all stock-based payments granted in the fiscal year beginning on or after January 1, 2002 and sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 permits the Company to continue its existing policy whereby no compensation cost is recorded for stock option grants to employees. For the calculation of pro forma compensation expense, the Company applied the Black Scholes option pricing model with the following assumptions for the three months and year ended March 31, 2003: volatility of 76%, risk-free interest rate of 5%, and an expected life of 3 years. Had the fair value based method been used to account for employee stock options, the Company would have recorded net income and basic and diluted earnings per share as follows:

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Mad Catz Interactive, 6/12/03	page 11

	Three Months Ended March 31,	Twelve Months Ended March 31,
	2003	2003
Net income as reported	$96,868	$1,210,692
Stock based compensation using the fair value method	(34,677)	(261,841)

Adjusted net income	$62,191	$948,851

Basic and diluted earnings per share as reported and as adjusted:	$0.00	$0.02

Note 5: SEGMENTED DATA

The Company’s sales and capital assets are attributable to the following countries:

	Three Months Ended March 31		Twelve Months Ended March 31,
	2003	2002	2003	2002
Sales
Canada	$1,393,103	$191,306	$4,510,916	$1,450,556
United States	14,722,564	12,808,143	66,394,503	71,743,787
International	5,526,691	2,820,869	20,752,447	10,142,791

	$21,642,358	$15,820,318	$91,657,866	$83,337,134

Revenues are attributed to countries based on the location of the customer. During the year ended March 31, 2003, the Company sold approximately 35% of its products to two customers (2002 - approximately 48% to two customers).

	March 31, 2003	March 31, 2002
Capital assets:
Canada	$3,782	$1,175
United States	1,607,360	1,830,877
International	118,168	87,697

	1,729,310	1,919,749
Goodwill and intangible assets:
Canada	17,737,549	16,362,175
United States	5,046,634	—

	22,784,183	16,362,175

	$24,513,493	$18,281,924

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Mad Catz Interactive, 6/12/03	page 12

Note 6: EBITDA RECONCILIATION (Unaudited)

EBITDA represents net income plus interest, taxes, depreciation and amortization.

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Three Months Ended March 31,		Twelve Months Ended March 31,
	2003	2002	2003	2002
Net income	96,868	111,335	1,210,692	1,486,771
Adjustments:
Interest expense	516,315	264,025	1,757,860	1,232,123
Income tax expense (benefit)	(370,696)	36,086	788,312	1,855,544
Depreciation and amortization	279,364	335,940	1,172,784	1,009,936
Goodwill amortization	—	244,118	—	976,665

EBITDA	521,851	991,504	4,929,648	6,561,039

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